Exhibit 99.18

Bitfarms Reports Financial Results for the Year Ended
December 31, 2019

Toronto, Ontario and Brossard, Québec (April 29, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) today announced its consolidated results for the year ended December 31, 2019.

2019 Financial Summary and Corporate Highlights

●	Consolidated revenue of US$32.4 million, gross profit of US$11.4 million (35% gross profit margin) and net income of US$2.1 million in 2019 compared to US$33.8 million, US$10.9M (32% gross profit margin), and a net loss of US$18.2 million, respectively, in 2018;

●	Mining operations segment gross mining profit[1] of US$17.7 million (60% gross mining margin) in 2019 compared to $23.2M (73% gross mining margin) in 2018;

●	US$9.6 million EBITDA[1] (30% EBITDA margin) and US$10.6 million Adjusted EBITDA[1] (33% Adjusted EBITDA margin) in 2019 compared to an EBITDA loss of US$5.6M (-16% EBITDA margin) and Adjusted EBITDA of US$15.3 million (45% Adjusted EBITDA margin) in 2018;

●	Mined 3,865 Bitcoin and 7,561 Litecoin[2] with a 2019 average break-even[3] Bitcoin price of US$2,996 and average break-even Litecoin Price of US$49; and

●	Completed US$20.0 million debt financing and fully deployed funds to increase infrastructure capacity from 34 MW to 64 MW (88% increase) and increase hashrate to approximately 780 PH (~270% increase) by the end of 2019.

“Despite a challenging start to the year as a result of lower Bitcoin prices, the Company successfully raised US$20 million of financing in Q1 2019. The capital raised was quickly deployed to increase our datacentre infrastructure capacity from 34 MW to 64 MW and invest in mining equipment at competitive market prices to grow our computing power to over 780 PH by the end of the year. The increased scale of operations and the addition of new, more efficient mining equipment allowed the Company to achieve a healthy overall gross mining margin of 60%, earn US$10.6 million of Adjusted EBITDA, and end the year profitably with net income of US$2.1M” commented John Rim, Chief Financial Officer.

Emiliano Grodzki, Chief Executive Officer of Bitfarms added, “2019 was a transformative year for Bitfarms with many significant milestones. In addition to the significant operational growth achieved in 2019, we successfully completed our listing on the TSXV through a full prospectus process and the Company is now already positioned as one of the largest and most efficient public crypto mining operations in the world. We are very pleased to have had a profitable year with basic and fully diluted earnings per share of $0.04. Finally, we look forward to continuing to execute our growth strategy by building and operationalizing our remaining pipeline of available power in Quebec in the near to medium term.”

[1]	EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to the end of this press release regarding the use of Non-IFRS Performance Measures.
[2]	The company mined Litecoin at varying levels from January 2019 to August 2019.
[3]	Represents the break-even cost of Bitcoin and Litecoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of each of Bitcoin and Litecoin divided by the total number of Bitcoin and Litecoin mined, respectively, in the relevant period.

Financial Review

Consolidated Company Results (000’s)

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Revenues	10,536	4,654	5,882	126%	32,421	33,805	(1,384)	(4%)
Cost of Sales	7,702	6,872	830	12%	20,982	22,928	(1,946)	(8%)
Gross profit	2,834	(2,218)	5,052	(228%)	11,439	10,877	562	5%
Gross margin	27%	(48%)	-	-	35%	32%	-	-
G&A and other expenses	2,712	1,712	1,000	58%	10,294	9,815	479	5%
Impairment of PP&E and Intangibles	-	19,060	(19,060)	(100%)	56	19,060	(19,004)	(100%)
Operating income (loss)	122	(22,990)	23,112	(101%)	1,089	(17,998)	19,087	(106%)
Operating margin	1%	(494%)	-	-	3%	(53%)	-	-
Financial income	55	-	55	100%	2,252	-	2,252	100%
Interest expense (income)	1,122	(58)	1,180	(2,034%)	3,268	63	3,205	5,087%
Other financial expenses (income)	504	63	441	700%	557	116	441	380%
Total Financial expenses	1,626	5	1,621	32,420%	3,825	179	3,646	2,037%
Pre-tax loss	(1,449)	(22,995)	21,546	(94%)	(484)	(18,177)	17,693	(97%)
Income tax expense (recovery)	(2,574)	(1,732)	(842)	49%	(2,591)	59	(2,650)	(4,492%)
Net income (loss)	1,125	(21,263)	22,388	(105%)	2,107	(18,236)	20,343	(112%)
Net income (loss) per share - basic	0.02	(0.02)	0.04	(200%)	0.04	(0.16)	0.20	(127%)
Gross mining profit (1)	5,488	1,676	3,812	227%	17,681	23,154	(5,473)	(24%)
Gross mining margin (1)	56%	45%	-	-	60%	73%	-	-
EBITDA (1)	2,299	(19,839)	22,138	(112%)	9,627	(5,566)	15,193	(273%)
EBITDA margin (1)	22%	(426%)	-	-	30%	(16%)	-	-
Adjusted EBITDA (1)	2,986	(603)	3,589	(595%)	10,617	15,265	(4,648)	(30%)
Adjusted EBITDA margin (1)	28%	(13%)	-	-	33%	45%	-	-

Notes

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to Non-IFRS Performance Measures.

Revenue

Bitfarms’ total revenue for 2019 was US$32.4 million compared to US$33.8 million in 2018. Revenue in 2019 decreased US$1.4 million or 4% in 2019 compared to 2018 due to a decrease of altcoins sold (i.e. Bitcoin Cash, Ether, and Litecoin) as well as a decrease in the average selling price of Bitcoin in 2019 compared to 2018 ($7,412 in 2019 compared to $7,904 in 2018) offset by an increase in Bitcoin mined, resulting from higher Bitfarms’ average increased hashrate in excess of the average Network Difficulty, and an increase in Volta third party revenue in 2019 compared to 2018.

Cost of Sales

Bitfarms’ cost of sales for 2019 was US$21.0 million compared to US$22.9 million in 2018. Costs of sales include energy and infrastructure expenses, rental expense, depreciation and amortization, electrician salaries, and purchases and net change in inventory.

Energy and infrastructure expenses increased by US$3.2 million or 37% in 2019 compared to 2018 as the Company added new mining equipment that increased electrical consumption from 22 MW at the end of 2018 to approximately 53 MW by the end of 2019. Depreciation and amortization expense decreased by US$5.7 million or 45% in 2019 compared to 2018 mainly due to the impairment of US$18.5 million on property, plant and equipment and intangible assets recorded by the Company in 2018. The decrease was partially offset by an increase in depreciation and amortization expense of US$854,000 in 2019 compared to 2018 resulting from the adoption of IFRS 16 by the Company in January 2019 as the Company amortizes right of use assets over the term of the relevant leases.

Gross Profit

In 2019, the Company had consolidated gross profit of US$11.4 million (35% gross margin) on consolidated revenue of US$32.4 million, compared to gross profit of US$10.9 million (32% gross margin) on consolidated revenue of US$33.8 million in 2018.

General & Administrative and Other Expenses

Bitfarms’ general and administrative and other expenses increased US$0.5 million or 5% in 2019 compared to 2018. The increase was mainly due to higher non-cash salary expenses related to share-based compensation (US$2.9 million in 2019 versus US$0.8 million in 2018) as new employee stock options were approved and granted in 2019. The increase was primarily offset by a decrease of US$1.6 million in other general and administrative expenses including listing fees, professional fees, and advertising and promotion in 2019 compared to 2018.

Financial Income and Expenses

Bitfarms’ financial income for 2019 was US$2.3 million compared to financial income of US$0 in 2018 resulting primarily from the revaluation of warrants and embedded derivative creating non-cash gains of US$1.8 million and US$0.5 million, respectively, in connection with the Dominion Capital loan.

Financial expenses for 2019 were US$3.8 million compared to US$0.2 million in 2018. The increase is primarily related to costs associated with the Dominion Capital loan that did not exist in 2018. These expenses include interest on the Dominion Capital loan of US$2.8 million and warrant issuance costs of US$0.2 million. Financial expenses in 2019 also include interest expense on lease liabilities recorded on adoption of IFRS 16 in the amount of US$0.4 million, and US$0.2 million of unrealized foreign exchange losses.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Net income (loss)	1,125	(21,263)	22,388	(105%)	2,107	(18,236)	20,343	(112%)
Interest expense	1,122	(58)	1,180	(2,034%)	3,268	63	3,205	5,087%
Income tax expense (recovery)	(2,574)	(1,732)	(842)	49%	(2,591)	59	(2,650)	(4,492%)
Depreciation/amortization	2,626	3,214	(588)	(18%)	6,843	12,548	(5,705)	(45%)
EBITDA	2,299	(19,839)	22,138	(112%)	9,627	(5,566)	15,193	(273%)
Stock compensation expense	430	165	265	161%	2,873	746	2,127	285%
Financial income	(55)	-	(55)	-	(2,252)	-	(2,252)	-
Listing cost	-	-	-	-	-	1,000	(1,000)	(100%)
Impairment	-	19,060	(19,060)	(100%)	56	19,060	(19,004)	(100%)
Other non-cash expenses	312	11	301	2,736%	313	25	288	1,152%
Adjusted EBITDA	2,986	(603)	3,589	(595%)	10,617	15,265	(4,648)	(30%)

Bitfarms’ net income for 2019 was US$2.1 million compared to a net loss of US$18.2 million for 2018. Bitfarms’ income tax recovery for 2019 was US$2.6 million compared to an income tax expense of US$59,000 for 2018. EBITDA and Adjusted EBITDA for 2019 were US$9.6 million and US$10.6 million , respectively, compared to an EBITDA loss of US$5.6 million and Adjusted EBITDA of US$15.3 million in 2018. EBITDA and Adjusted EBITDA are non-IFRS performance measures; please refer to the heading “Non-IFRS Performance Measures” at the end of this press release.

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S. $ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Revenues	9,717	3,752	5,965	159%	29,347	31,641	(2,294)	(7%)
Energy and infrastructure expenses	4,229	2,076	2,153	104%	11,666	8,487	3,179	37%
Gross mining profit	5,488	1,676	3,812	227%	17,681	23,154	(5,473)	(24%)
Gross mining margin	56%	45%	-	-	60%	73%	-	-

Webcast

The Company will be hosting a webcast presentation at 10:00 AM EDT on Wednesday April 29, 2020. To view the webcast presentation, please register at:

https://onlinexperiences.com/Launch/QReg/ShowUUID=5A867099-4608-42CB-A1F4-23B9E0732B36

The financial results and presentation will also be available on our website at www.bitfarms.com

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

For investor inquiries, please contact:

Ryan Hornby

Executive Vice President & General Counsel

+1.647.619.7804

rhornby@bitfarms.io

For media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.io

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward- looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Non-IFRS Performance Measures

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "EBITDA," “EBITDA margin,” "Adjusted EBITDA," “Adjusted EBITDA margin,” “Gross mining profit,” and "Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenue. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenue. “Gross mining profit” is defined as Revenue minus energy expenses for the Bitfarms segment of the Company. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenue for the Bitfarms segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. See “Reconciliation of Net Income to EBITDA and Adjusted EBITDA” for reconciliation of EBITDA and Adjusted EBITDA to net income.